Exhibit 99.1

NEWS

Sequans Communications Announces Fourth Quarter and Full Year 2012

Financial Results

PARIS, France – February 7, 2013 – Sequans Communications S.A. (NYSE: SQNS), a 4G chipmaker supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide, today announced financial results for the fourth quarter and full year ended December 31, 2012.

Fourth Quarter 2012 Highlights:

Revenue: Revenue of $3.1 million decreased 60.8% sequentially from the third quarter of 2012, reflecting a decrease in shipments of WiMAX products, partially offset by increased LTE shipments. Revenue decreased 72.8% compared to the fourth quarter of 2011, due to lower sales of WiMAX products, following changes in the WiMAX market in the United States beginning in the second half of 2011.

Gross margin: Gross margin was 9.4%, including a provision for excess inventory totaling $0.9 million. This compares to gross margin of 48.0% in the third quarter of 2012 and 52.0% in the fourth quarter of 2011. Excluding this provision, gross margin in the fourth quarter would have been 36.6%.

Operating income (loss): Operating loss was $9.8 million compared to an operating loss of $6.0 million in the third quarter of 2012 and an operating loss of $5.0 million in the fourth quarter of 2011.

Net loss: Net loss was $9.9 million, or ($0.29) per diluted share/ADS, compared to a net loss of $5.8 million, or ($0.17) per diluted share/ADS in the third quarter of 2012 and a net loss of $5.6 million, or ($0.16) per diluted share/ADS in the fourth quarter of 2011.

Non-IFRS Net loss: Excluding stock-based compensation, non-IFRS net loss was $9.7 million, or ($0.28) per diluted share/ADS, compared to a non-IFRS net loss of $5.0 million, or ($0.15) per diluted share/ADS in the third quarter of 2012, and a non-IFRS net loss of $4.3 million, or ($0.12) per diluted share/ADS, in the fourth quarter of 2011.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q4 2012	%*	Q3 2012	%*	Q4 2011	%*	Full year 2012	%*	Full year 2011	%*
Revenue	$3.1		$8.0		$11.5		$22.3		$93.7
Gross profit	0.3	9.4%	3.8	48.0%	6.0	52.0%	10.3	46.3%	47.3	50.5%
Operating income (loss)	(9.8)	-314.2%	(6.0)	-74.7%	(5.0)	-43.4%	(32.8)	-147.2%	1.1	1.1%
Net profit (loss)	(9.9)	-316.7%	(5.8)	-72.2%	(5.6)	-48.9%	(33.0)	-148.4%	(0.4)	-0.5%
Diluted EPS	$(0.29)		$(0.17)		$(0.16)		$(0.95)		$(0.01)
Number of diluted shares/ADS	34,683,839		34,683,839		34,626,501		34,680,227		32,610,680
Cash flow from (used in) operations	(6.8)		(3.3)		(3.1)		(22.9)		2.8
Cash and cash equivalents at quarter-end	28.8		36.4		57.2		28.8		57.2
Additional information:
Stock-based compensation included in operating result	0.2		0.7		1.3		3.2		4.2
Non-IFRS diluted EPS (excludes stock-based compensation)	$(0.28)		$(0.15)		$(0.12)		$(0.86)		$0.11

*	Percentage of revenue

Full Year 2012 Highlights:

Revenue of $22.3 million in 2012 decreased 76.3% from 2011; gross margin declined to 46.3% in 2012 compared to 50.5% in 2011, primarily due to lower absorption of fixed costs resulting from decreased revenue.

Operating loss was $32.8 million in 2012 compared to operating income of $1.1 million in 2011, while the net loss was $33.0 million ($0.95 loss per diluted share/ADS) in 2012 compared to a net loss of $0.4 million ($0.01 loss per diluted share/ADS) in 2011. Excluding stock-based compensation, non-IFRS net loss was $29.8 million, or $(0.86) per diluted share/ADS in 2012, compared to a non-IFRS net profit of $3.7 million, or $0.11 per diluted share/ADS in 2011.

Sequans reports fourth quarter and full year 2012 financial results

“Developments during the fourth quarter support our expectation that our LTE revenue will ramp in the second half of 2013,” said Georges Karam, Sequans CEO. “We completed Verizon’s certification process for our high-performance StreamrichLTE product, and we are working with several OEMs to serve the Verizon market opportunity. We won a significant portion of China Mobile’s first bid for expanded LTE field trials in China, and additional bids are expected to follow during this year. Our products performed well in field tests in India, where Reliance Infocomm is expected to launch commercial service in the second half of 2013, and we continue to engage with more operators including Softbank in Japan where we completed a successful trial of our LTE interference cancellation technology. Also, WiMAX operators planning a near-term transition to LTE have been testing our dual-mode WiMAX/LTE solution. We expect WiMAX revenue to continue, although at a low level, primarily in emerging markets where existing networks support the operators’ business case, with the potential to migrate to LTE in the future, leveraging our dual mode technology.

“We continue to expand the number of LTE projects with existing customers, we are adding new customers and we are seeing growing traction for LTE-only devices coming from Tier 1 operators in the U.S., Asia and Europe. This reinforces our decision to focus on maintaining our leadership in 4G and increases our confidence that, once LTE revenues begin to accelerate in the second half of 2013, we will be able to sustain our momentum,” concluded Mr. Karam.

Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the first quarter of 2013 to be in the range of $2.5 to $3.5 million, with non-IFRS gross margin around 48%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.23) and ($0.25) for the first quarter of 2013, based on approximately 34.7 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes primarily the impact of stock based compensation.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the fourth quarter and full year 2012 today, February 7, 2013 at 8:00 a.m. EST /14:00 CET. To participate in the live call, analysts and investors should dial 800-230-1059 (or +1 612-234-9959 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until March 7, 2013, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 276747.

Forward Looking Statements

This press release may contain projections or other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including WiMAX and LTE markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Sequans reports fourth quarter and full year 2012 financial results

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications is a 4G chipmaker, supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide. Founded in 2003 to address the WiMAX market, the company expanded in early 2009 to address the LTE market. Sequans chips are inside 4G networks around the world. Sequans is based in Paris, France with additional offices throughout the world, including United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea and China. www.sequans.com

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com

Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports fourth quarter and full year 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011
Revenue :
Product revenue	2,844	7,452	10,996
Other revenue	286	530	491

Total revenue	3,130	7,982	11,487

Cost of revenue
Cost of product revenue	2,793	4,104	5,451
Cost of other revenue	44	44	64

Total cost of revenue	2,837	4,148	5,515

Gross profit	293	3,834	5,972

Operating expenses :
Research and development	7,271	6,455	5,676
Sales and marketing	853	1,470	3,094
General and administrative	2,005	1,871	2,190

Total operating expenses	10,129	9,796	10,960

Operating income (loss)	(9,836)	(5,962)	(4,988)

Financial income (expense):
Interest income (expense), net	38	22	(26)
Foreign exchange gain (loss)	(45)	249	(469)

Profit (loss) before income taxes	(9,843)	(5,691)	(5,483)

Income tax expense	70	73	132
Profit (loss)	(9,913)	(5,764)	(5,615)
Attributable to :
Shareholders of the parent	(9,913)	(5,764)	(5,615)
Minority interests	—	—	—

Basic earnings (loss) per share	$(0.29)	$(0.17)	$(0.16)

Diluted earnings (loss) per share	$(0.29)	$(0.17)	$(0.16)

Number of shares used for computing:
— Basic	34,683,839	34,683,839	34,626,501
— Diluted	34,683,839	34,683,839	34,626,501

Sequans reports fourth quarter and full year 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
(in thousands of US$, except share and per share amounts)	2012	2011
Revenue :
Product revenue	19,600	91,742
Other revenue	2,654	1,972

Total revenue	22,254	93,714

Cost of revenue
Cost of product revenue	11,781	46,167
Cost of other revenue	176	247

Total cost of revenue	11,957	46,414

Gross profit	10,297	47,300

Operating expenses :
Research and development	28,408	24,935
Sales and marketing	6,562	12,963
General and administrative	8,096	8,327

Total operating expenses	43,066	46,225

Operating income (loss)	(32,769)	1,075

Financial income (expense):
Interest income (expense), net	137	(389)
Foreign exchange gain (loss)	(158)	(744)

Profit (Loss) before income taxes	(32,790)	(58)

Income tax expense (benefit)	234	371
Profit (Loss)	(33,024)	(429)
Attributable to :
Shareholders of the parent	(33,024)	(429)
Minority interests	—	—

Basic earnings (loss) per share	$(0.95)	$(0.01)

Diluted earnings (loss) per share	$(0.95)	$(0.01)

Number of shares used for computing:
— Basic	34,680,227	32,610,680
— Diluted	34,680,227	32,610,680

Sequans reports fourth quarter and full year 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At December 31,
(in thousands of US$)	2012	2011
ASSETS
Non-current assets
Property, plant and equipment	9,187	9,334
Intangible assets	4,184	4,233
Loan and other receivables	458	531
Available for sale assets	931	677

Total non-current assets	14,760	14,775

Current assets
Inventories	7,443	11,660
Trade receivables	5,528	8,373
Prepaid expenses and other receivables	2,873	2,571
Recoverable value added tax	415	2,008
Research tax credit receivable	8,632	4,423
Cash and cash equivalents	28,751	57,220

Total current assets	53,642	86,255

Total assets	68,402	101,030

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 34,683,839 shares authorized, issued and outstanding at December 31, 2012 (34,667,339 at December 31, 2011)	912	912
Share premium	129,309	129,283
Other capital reserves	12,556	9,368
Accumulated deficit	(87,715)	(54,691)
Other components of equity	409	(628)

Total equity	55,471	84,244

Non-current liabilities
Government grant advances and interest-free loans	287	385
Finance lease obligations	236	—
Provisions	369	259
Deferred tax liabilities	85	55

Total non-current liabilities	977	699

Current liabilities
Trade payables	6,038	8,580
Government grant advances and interest-free loans	515	717
Finance lease obligations	129	—
Other current liabilities	4,133	5,846
Deferred revenue	609	869
Provisions	530	75

Total current liabilities	11,954	16,087

Total equity and liabilities	68,402	101,030

Sequans reports fourth quarter and full year 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
(in thousands of US$)	2012	2011
Operating activities
Profit (loss) before income taxes	(32,790)	(58)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	4,442	4,066
Amortization and impairment of intangible assets	1,758	1,836
Share-based payment expense	3,188	4,174
Increase (decrease) in provisions	1,861	(31)
Financial expense (income)	(137)	471
Foreign exchange loss (gain)	(57)	(508)
Interest free financing benefit	—	178
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	3,678	5,144
Decrease (Increase) in inventories	3,369	(2,870)
Decrease (Increase) in research tax credit receivable	(4,208)	(2,422)
Increase (Decrease) in trade payables and other liabilities	(3,317)	(6,274)
Increase (Decrease) in deferred revenue	(260)	(24)
Increase (Decrease) in government grant advances	(292)	(521)
Income tax paid	(104)	(398)
Net cash flow from (used in) operating activities	(22,869)	2,763
Investing activities
Purchase of intangible assets and property, plant and equipment	(5,955)	(11,042)
Purchase of financial assets	(181)	709
Net cash flow used in investments activities	(6,136)	(10,333)
Financing activities
IPO proceeds, net of costs	—	59,934
Proceeds from exercice of stock options and founders’ warrants	26	579
Proceeds from borrowings and finance lease liabilities	382	—
Repayment of borrowings and finance lease liabilities	(17)	(3,479)
Interest received (paid)	136	(656)
Repayment of interest-free loans	—	(1,321)
Net cash flows from financing activities	527	55,057
Net increase (decrease) in cash and cash equivalents	(28,478)	47,487
Net foreign exchange difference	9	(6)
Cash and cash equivalent at January 1	57,220	9,739
Cash and cash equivalents at end of the period	28,751	57,220

Sequans reports fourth quarter and full year 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31, 2012	Sept 30, 2012	Dec 31, 2011
Net IFRS profit (loss) as reported	(9,913)	(5,764)	(5,615)
Add back
Stock-based compensation expense according to IFRS 2	222	744	1,324
Non-IFRS profit (loss) adjusted	(9,691)	(5,020)	(4,291)

IFRS basic earnings (loss) per share as reported	$(0.29)	$(0.17)	$(0.16)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.02	$0.04

Non-IFRS basic earnings (loss) per share	$(0.28)	$(0.15)	$(0.12)

IFRS diluted earnings (loss) per share	$(0.29)	$(0.17)	$(0.16)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.02	$0.04

Non-IFRS diluted earnings (loss) per share	$(0.28)	$(0.15)	$(0.12)

Sequans reports fourth quarter and full year 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Year ended December 31,
(in thousands of US$, except share and per share amounts)	2012	2011
Net IFRS profit (loss) as reported	(33,024)	(429)
Add back
Stock-based compensation expense according to IFRS 2	3,189	4,174
Non-IFRS profit (loss) adjusted	(29,835)	3,745

IFRS basic earnings (loss) per share as reported	$(0.95)	$(0.01)
Add back
Stock-based compensation expense according to IFRS 2	$0.09	$0.12

Non-IFRS basic earnings (loss) per share	$(0.86)	$0.11

IFRS diluted earnings (loss) per share	$(0.95)	$(0.01)
Add back
Stock-based compensation expense according to IFRS 2	$0.09	$0.12

Non-IFRS diluted earnings (loss) per share	$(0.86)	$0.11